File No.

As filed with the Securities and Exchange Commission on March 15, 2016

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER UNDER SECTION 17(d) OF THE INVESTMENT

COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN

JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(d) AND RULE 17d-1

AMG PANTHEON FUND, LLC

AMG PANTHEON MASTER FUND, LLC

PANTHEON VENTURES (US) LP

PANTHEON VENTURES (UK) LLP

Please direct all communications regarding this Application to:

Mark Duggan

AMG Funds LLC

600 Steamboat Road, Suite 300

Greenwich, Connecticut 06830

With copies to:

Gregory C. Davis

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

This Application (including Exhibits) contains 27 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of: AMG PANTHEON FUND, LLC AMG PANTHEON MASTER FUND, LLC PANTHEON VENTURES (US) LP PANTHEON VENTURES (UK) LLP Investment Company Act of 1940 File No.	APPLICATION FOR AN ORDER UNDER SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(d) AND RULE 17d-1

AMG Pantheon Fund, LLC (the “Feeder Fund”), AMG Pantheon Master Fund, LLC (the “Master Fund,” and together with the Feeder Fund, the “Existing Registered Funds”), Pantheon Ventures (US) LP and Pantheon Ventures (UK) LLP (individually or collectively, “Pantheon”) hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act. “Applicants” include the Feeder Fund, the Master Fund, Pantheon, the Existing Unregistered Funds,2 and the general partners, managers or equivalent of the Existing Unregistered Funds.

The relief requested in this application (the “Application”) would allow a Registered Fund,3 on the one hand, and one or more Registered Funds and/or Unregistered Funds4

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	The “Existing Unregistered Funds” include Pantheon Asia Fund VI, L.P., Pantheon Emerging Asia Fund VI, L.P., Pantheon Emerging Markets Fund (Ex-Asia), L.P., Pantheon Europe Fund VII, L.P., Pantheon Global Infrastructure Fund II, L.P., Pantheon Global Infrastructure Fund II (Luxembourg) SCSp, Pantheon Global Secondary Fund IV, L.P., Pantheon Global Secondary Fund V, L.P., Pantheon USA Fund VII, L.P., Pantheon USA Fund VIII, L.P., Pantheon Select Private Equity Fund, Pantheon USA Fund IX, L.P., Pantheon USA Small Funds Program IX, L.P., Pantheon Global Co-Investment Opportunities Fund II, L.P., Pantheon Global Co-Investment Opportunities Fund III, L.P., Pantheon Multi-Strategy Program 2014 (Luxembourg) SLP SICAV SIF, Pantheon Multi-Strategy Program 2014 (US), L.P., and Pantheon International Participations PLC as well as single-investor investment vehicles, special purpose vehicles, and other investment vehicles and separate accounts that charge a carry that are advised by an Investment Adviser. “Investment Adviser” means (a) Pantheon and (b) any future investment adviser that is controlled by Pantheon or AMG London Holdings Corp.
[3]	“Registered Fund” means the Existing Registered Funds and any Future Registered Fund. “Future Registered Fund” means any closed-end management investment company (a) that is registered under the 1940 Act, (b) whose investment adviser is an Investment Adviser, and (c) that intends to participate in Co-Investment Transactions (defined below). Future Registered Funds may be organized in a master-feeder structure.
[4]	“Unregistered Funds” means (a) the Existing Unregistered Funds, (b) any future entity (i) whose investment adviser or general partner or equivalent is Pantheon or an entity that is controlled by Pantheon or AMG London Holdings Corp., (ii) that would be an investment company but for Section 3(c)(1), 3(c)(7), or 3(c)(11) of the 1940 Act, and (iii) that intends to participate in Co-Investment Transactions and (c) any future separate account (i) advised by an Investment Adviser that charges a carry and (ii) that intends to participate in Co-Investment Transactions.

(collectively referred to as “Co-Investment Affiliates”), on the other hand, to (A) participate in the same investment opportunities through a proposed co-investment program in circumstances where such participation would otherwise be prohibited under Section 17 of the 1940 Act and (B) purchase additional securities from such issuers, including through the exercise of warrants, conversion privileges, pre-emptive rights and other rights to purchase securities of the issuers (“Follow-On Investments”). For purposes of this Application, a “Co-Investment Transaction” means any transaction in which a Registered Fund participated with one or more Co-Investment Affiliates in reliance on the Order, and a “Potential Co-Investment Transaction” means any investment opportunity in which a Registered Fund may not participate with one or more Co-Investment Affiliates without obtaining and relying on the Order.

All existing entities that currently intend to rely on the Order have been included as Applicants and any entity that may rely on the Order in the future will comply with its terms and conditions.

I.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	The Existing Registered Funds

Each of the Feeder Fund and the Master Fund is a Delaware limited liability company registered under the 1940 Act as a closed-end, non-diversified management investment company. Each of the Feeder Fund and the Master Fund was organized under the laws of the State of Delaware on May 16, 2014. Securities offered by the Feeder Fund are registered under the Securities Act of 1933, as amended (the “Securities Act”), while securities offered by the Master Fund are exempt from registration under the Securities Act, pursuant to Regulation D under the Securities Act.

The Feeder Fund’s investment objective is to seek long-term capital appreciation. The Feeder Fund intends to invest substantially all of its assets in the Master Fund. Through its investment in the Master Fund, the Feeder Fund operates as a “fund of funds” that provides a means for investors to participate in investments in various private asset funds and co-investments in portfolio companies.

The Master Fund’s investment objective is also to seek long-term capital appreciation. The Master Fund expects to pursue its investment objective by investing primarily in private equity investments, including primary and secondary investments in private equity, infrastructure, and other private asset funds and co-investments in portfolio companies, although the allocation among those types of investments may vary from time to time. In addition, to maintain liquidity and to fund private asset fund capital calls, the Master Fund will invest in exchange-traded funds (“ETFs”)5 designed to track equity indexes and, to a lesser extent, in cash and short-term securities. The Master Fund may also use derivative instruments, primarily equity options and swaps, for hedging purposes to help protect the value of its ETF investments.

The Feeder Fund and the Master Fund each maintain a four-member board of directors of which three members are not “interested persons” of the Feeder Fund or the Master Fund within the meaning of Section 2(a)(19) of the 1940 Act.6 No Independent Director will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Registered Funds.

B.	The Existing Unregistered Funds

Pantheon and its affiliates currently serve as general partner (or equivalent) and investment adviser to or in respect of the Existing Unregistered Funds. Each of the Existing Unregistered Funds is not registered or required to be registered as an investment company in reliance on Section 3(c)(7), 3(c)(1) or 3(c)(11) of the 1940 Act or guidance from the staff of the Commission, or is a separate account that charges a carry and is not registered or required to be registered as an investment company. Securities offerings by each of these Existing Unregistered Funds qualify for an exemption from registration under the Securities Act, pursuant to Regulation D under the Securities Act. From time to time, Pantheon or another Investment Adviser may manage other Unregistered Funds, the majority of which are expected not to register nor to be required to register as investment companies in reliance on either Section 3(c)(1) or 3(c)(7) of the 1940 Act.

C.	Pantheon

Pantheon Ventures (US) LP is a limited partnership organized under the laws of the State of Delaware and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Affiliated Managers Group, Inc. (“AMG”), a publicly-traded company, indirectly owns a majority of the interests of Pantheon Ventures (US) LP through AMG London Holdings Corp. Pantheon Ventures (US) LP serves as the investment adviser to the Existing Registered Funds and the investment adviser of many of the Unregistered Funds.

Pantheon Ventures (UK), LLP is a limited liability partnership organized under the laws of England and Wales and is an exempt reporting adviser under the Advisers Act. AMG indirectly owns a majority of the interests of Pantheon Ventures (UK), LLP through AMG London Holdings Corp. Pantheon Ventures (UK), LLP serves as the investment adviser in respect of many of the Unregistered Funds.

[5]	Investments in ETFs will either comply with Section 12(d)(1) of the 1940 Act or such ETFs will have received an order from the Commission permitting such investments.
[6]	The “Board” as is used in this Application means the board of directors of each Existing Registered Fund as well as the board of directors or trustees of any Future Registered Fund. The “Independent Directors” means the members of a Board who are not “interested persons” of a Registered Fund within the meaning of Section 2(a)(19) of the 1940 Act.

II.	RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment by the Registered Funds and the Co-Investment Affiliates

1. Mechanics of Co-Investment

Certain investments an Investment Adviser recommends to one or more of the Registered Funds may also be appropriate investments for the Co-Investment Affiliates. Such a recommendation may result in a Registered Fund and the Co-Investment Affiliates participating in a Potential Co-Investment Transaction.

It is anticipated that each of the Unregistered Funds has or will have investment objectives and strategies that are similar to or overlap with the Objectives and Strategies7 of the Registered Funds. To the extent there is an investment opportunity that falls within the Objectives and Strategies of a Registered Fund and the investment objectives and strategies of one or more of the Co-Investment Affiliates, such Registered Fund and such Co-Investment Affiliates may participate in Potential Co-Investment Transactions with each other.8 The Registered Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Investment opportunities that are presented to a Registered Fund may be referred to the Co-Investment Affiliates, and vice versa, and such investment opportunities may result in a Potential Co-Investment Transaction. For each such referral to a Registered Fund, the applicable Investment Adviser will consider only the Objectives and Strategies, investment restrictions, regulatory and tax requirements, capital available for investment in or for the asset class or asset being allocated and other pertinent factors applicable to the Registered Fund.

The Applicants anticipate that the Registered Funds and the Co-Investment Affiliates may co-invest in transactions that may be deemed to be Potential Co-Investment Transactions. Each Potential Co-Investment Transaction would be allocated between a Registered Fund and

[7]	“Objectives and Strategies” means the investment objectives and strategies of the Registered Funds, as described in the Registered Funds’ registration statements on Form N-2.
[8]

A Registered Fund or a Co-Investment Affiliate’s proposed investment amount for each Potential Co-Investment Transaction may be subject to a minimum investment threshold. Accordingly, a Potential Co-Investment Transaction may not be allocated to a Fund or a Co-Investment Affiliate if (i) such Registered Fund or Co-Investment Affiliate’s initial proposed investment amount falls beneath the relevant minimum threshold, or (ii) such Registered Fund or Co-Investment Affiliate’s pro rata investment allocation amount falls beneath such minimum threshold. Pro rata investment allocations occur when the aggregate amount recommended by an Investment Adviser to be invested by a Registered Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the Co-Investment Affiliates, collectively, in the same transaction, exceeds the amount of the investment opportunity. In such instances, the amount proposed to be invested by a Registered Fund, on the one hand, and the Co-Investment Affiliates, on the other hand, will be allocated between them pro rata based on the ratio of the Registered Fund’s available capital in or for the asset class or asset being allocated, on the one hand, and the Co-Investment Affiliates’ available capital, collectively, in or for the asset class or asset being allocated, on the other hand, to the aggregated available capital in or for the asset class or asset being allocated of the Registered Fund and all Co-Investment Affiliates involved in the investment opportunity up to the amount proposed to be invested by the Registered Fund, on the one hand, and the Co-Investment Affiliates, on the other hand.

the Co-Investment Affiliates participating in the Potential Co-Investment Transaction. Each Potential Co-Investment Transaction and the proposed allocation of such Potential Co-Investment Transaction to an Existing Registered Fund would be approved prior to the actual investment by the Required Majority.9

All subsequent activity (i.e., to sell, exchange, or otherwise dispose of an investment or to complete a Follow-On Investment) in respect of an investment acquired in a Co-Investment Transaction will also be made in accordance with the terms and conditions set forth in this Application. Engaging in a Co-Investment Transaction requires that the terms, conditions, price, class of securities, settlement date and registration rights applicable to a Registered Fund’s investment be substantially the same as those applicable to the Co-Investment Affiliates’ investment.

With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Registered Fund may participate in a pro rata disposition or Follow-On Investments without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Co-Investment Affiliate and a Registered Fund in such disposition or Follow-On Investment is proportionate to each of its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board has approved such Registered Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of such Registered Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Eligible Directors.10 The Board may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

2. Reasons for Co-Investing

It is expected that participation in Potential Co-Investment Transactions by any of the Registered Funds and the Co-Investment Affiliates may increase favorable investment opportunities for the Registered Funds and the Co-Investment Affiliates. A Potential Co-Investment Transaction will be effected for a Registered Fund only if it is approved by the Required Majority on the basis stated in condition 2. In view of the foregoing, in cases where an Investment Adviser identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The availability of a Co-Investment Affiliate as an investing partner of a Registered Fund may alleviate some of that necessity in certain circumstances.

Pantheon and the Boards of the Existing Registered Funds believe that it would be advantageous for the Registered Funds to participate in Potential Co-Investment Transactions with the Co-Investment Affiliates and that such investments would be consistent with the investment objective, investment policies, investment position, investment strategies, investment restrictions, regulatory and tax requirements, available capital in or for the asset class or asset being allocated and other pertinent factors applicable to the Existing Registered Funds.

[9]	“Required Majority” has the meaning provided in Section 57(o) of the 1940 Act. The Board members of a Registered Fund that make up the Required Majority will be determined as if the Registered Fund was a business development company subject to Section 57(o).
[10]	The term “Eligible Directors” means the directors who are eligible to vote under Section 57(o).

Pantheon also believes that participation in Potential Co-Investment Transactions by the Registered Funds and the Co-Investment Affiliates may afford the Registered Funds the ability to achieve greater diversification.

B.	Applicable Law

1. Section 17(d) of the 1940 Act and Rule 17d-1 thereunder

Section 17(d) generally makes it unlawful for any affiliated person (within the meaning of Section 2(a)(3) of the 1940 Act) or principal underwriter for a registered investment company, or affiliated person of such a person or underwriter, acting as principal, to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant, unless, pursuant to Rule 17d-1, an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted. In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by a registered investment company or its controlled company in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Section 2(a)(3) defines an “affiliated person” of another person as: (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the rebuttable presumption that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

In the event that the Co-Investment Affiliates and the Investment Advisers could be deemed to be participants in a joint enterprise or other joint arrangement within the meaning of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder with respect to any of the transactions described in this Application, the Applicants request the Order solely to the extent necessary to permit such joint transactions.

C.	Need For Relief

Potential Co-Investment Transactions could be prohibited by Section 17(d) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Registered Funds are considered first-tier affiliates or second-tier affiliates of the Co-Investment Affiliates under Section 2(a)(3) of the 1940 Act. The Registered Funds and the Unregistered Funds are sponsored and managed by one of the Investment Advisers or an affiliate thereof. Pantheon, to the extent it is the investment adviser of the Registered Funds, is an affiliated person of the Registered Funds within the meaning of Section 2(a)(3)(E) of the 1940 Act. The Investment Advisers also could be deemed to be affiliated persons of the Registered Funds and/or Unregistered Funds under Section 2(a)(3)(C) to the extent the Investment Advisers are deemed to control the Registered Funds and/or Unregistered Funds. Accordingly, the Registered Funds and the Unregistered Funds could be affiliated persons of one another under Section 2(a)(3)(C) of the Act to the extent they are deemed to be under the common control of the Investment Advisers (or the common control of a person or group of persons who control the Investment Advisers and, therefore, indirectly control the Registered Funds and the Unregistered Funds). Assuming that the Registered Funds and the Unregistered Funds are first-tier or second-tier affiliated persons of one another, the Commission could take the position that the Potential Co-Investment Transactions are prohibited transactions under Section 17(d) and Rule 17d-1.

D.	Requested Relief

Accordingly, the Applicants respectfully request an Order of the Commission, pursuant to Section 17(d) of 1940 Act and Rule 17d-1 thereunder, permitting the Co-Investment Affiliates (including the Registered Funds) and the Registered Funds to participate in Potential Co-Investment Transactions.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in the past several years.11 Although various precedents involve somewhat different allocation formulae,

[11]	Garrison Capital Inc., et al. (File No. 812-14097), Release No. IC-31409 (January 12, 2015) (order), Release No. IC-31373 (December 15, 2014) (notice); TPG Specialty Lending, Inc., et al. (File No. 812-13980), Release No. IC-31379 (December 16, 2014) (order), Release No. IC-31338 (November 18, 2014) (notice); Monroe Capital Corporation, et al. (File No. 812-14028), Release No. IC-31286 (October 15, 2014) (order), Release No. IC-31253 (September 19, 2014) (notice); Fifth Street Finance Corp., et al. (File No. 812-14132), Release No. IC-31247 (September 9, 2014) (order), Release No. IC-31212 (August 14, 2014) (notice); Solar Capital Ltd., et al. (File No. 812-14195), Release No. IC-31187 (July 28, 2014) (order), Release No. IC-31143 (July 1, 2014) (notice); White approval procedures and presumptions for co-investment transactions to protect the interests of public investors in the applicants than those described in this Application, the Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Garrison Capital Inc. and its affiliates, for which order was granted on January 12, 2015, and Van Eck Funds and its affiliates, for which an order was granted on November 23, 2012.12

Horse Finance Inc., et al. (File No. 812-14120), Release No. IC-31152 (July 8, 2014) (order), Release No. IC-31080 (June 12, 2014) (notice); PennantPark Investment Corporation, et al. (File No. 812-14134), Release No. IC-31015 (April 15, 2014) (order); Release No. IC 30985 (Mar. 19, 2014) (notice); HMS Income Fund Inc., et al. (File No. 812-14016), Release No. IC-31016 (April 15, 2014) (order); Release No. IC 30984 (Mar. 18, 2014) (notice); NF Investment Corp., et al. (File No. 812-14161), Release No. IC 30968 (Feb. 26, 2014) (order), Release No. IC 30900 (Jan. 31, 2014) (notice); Prospect Capital Corporation, et al. (File No. 812-14199), Release No. IC 30909 (Feb. 10, 2014) (order), Release No. IC 30855 (Jan. 13, 2014); Medley Capital Corporation, et al. (File No. 812-14020), Release No. IC 30807 (Nov. 25, 2013) (order), Release No. IC 30769 (Oct. 28, 2013) (notice); Stellus Capital Investment Corporation, et al. (File No. 812-14061), Release No. IC 30754 (Oct. 23, 2013) (order), Release No. IC 30739 (Sept. 30, 2013) (notice); FS Investment Corporation, et al. (File No. 812-13665), Release No. IC 30548 (June 4, 2013) (order), Release No. IC 30511 (May 9, 2013) (notice); Corporate Capital Trust, Inc., et al. (File No. 812-13844), Release No. IC 30526 (May 21, 2013) (order), Release No. IC 30494 (April 25, 2013) (notice); Van Eck Funds, et al. (File No. 812-13740), Release No. IC 30279 (Nov. 23, 2012) (order), Release No. IC 30252 (October 25, 2012); Gladstone Capital Corporation, et al. (File No. 812-13878), Release No. IC 30154 (July 26, 2012) (order), Release No. IC 30125 (June 29, 2012) (notice); Medley Capital Corporation, et al. (File No. 812-13787), Release No. IC-30009 (Mar. 26, 2012) (order), Release No. IC-29968 (Feb. 27, 2012) (notice); NGP Capital Resources Company, et al. (File No. 812-13695), Release No. IC-29860 (Nov. 10, 2011) (order), Release No. IC-29831 (Oct. 7, 2011) (notice); Ridgewood Capital Energy Growth Fund, LLC, et al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et al. (File No. 812-12934), Release No. IC-27150 (Nov. 22, 2005) (order), Release No. IC-27120 (Oct. 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23835 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III, Inc. (File No. 812-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherry Lane Growth Fund, Inc. (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund, Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc. (File No. 812-9028), Release No. IC20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II. L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners, L.P. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Equitable Capital Partners, L.P. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P. (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); and The Prospect Group Opportunity Fund, Inc. (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

[12]	See note 12, supra.

F.	The Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act. Rule 17d-1(a) under the 1940 Act permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a registered investment company or a company controlled by such registered investment company is a participant if an application regarding the joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Rule 17d-1(b) under the 1940 Act states that, in passing upon applications under such rule, the Commission shall consider whether the participation by the investment company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Applicants submit that the fact that, other than pro rata Follow-On Investments under condition 8, the Required Majority will approve each Potential Co-Investment Transaction before investment, in addition to the other protective conditions set forth in this Application, will ensure that the Registered Funds will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that the Investment Advisers or the principals of the Investment Advisers would not be able to favor a Co-Investment Affiliate over a Registered Fund through the allocation of investment opportunities between them. Because many attractive investment opportunities for a Registered Fund will also be attractive investment opportunities for the Co-Investment Affiliates, the Applicants submit that the ability to engage in Potential Co-Investment Transactions presents an attractive alternative to instituting an equitable protocol for the allocation of 100% of individual investment opportunities to either a Registered Fund or the Co-Investment Affiliates as opportunities arise. The Applicants submit that a Registered Fund’s participation in the Potential Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act.

G.	Conditions

The Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.	Each time an Investment Adviser considers a Potential Co-Investment Transaction for a Co-Investment Affiliate that falls within the Registered Fund’s13 then-current Objectives

[13]

The term “Registered Fund” in these conditions refer to a single Registered Fund, but each condition applies to each Registered Fund participating in a Potential Co-Investment Transaction, and the considerations would be made with respect to each Registered Fund, not the Registered Funds collectively.

and Strategies, the Investment Adviser for the Registered Fund will make an independent determination of the appropriateness of the investment for the Registered Fund in light of the Registered Fund’s then-current circumstances.

2.

(a)	If the Investment Adviser for the Registered Fund deems the Registered Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Registered Fund, it will then determine an appropriate level of investment for the Registered Fund;

(b)	If the aggregate amount recommended by the applicable Investment Adviser to be invested in the Potential Co-Investment Transaction by the Registered Fund and the Co-Investment Affiliates, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by the Registered Fund, on the one hand, and the Co-Investment Affiliates, on the other hand, will be allocated between them pro rata based on the ratio of the Registered Fund’s available capital in or for the asset class or asset being allocated, on the one hand, and the Co-Investment Affiliates’ available capital, collectively, in or for the asset class or asset being allocated, on the other hand, to the aggregated available capital in or for the asset class or asset being allocated of the Registered Fund and all Co-Investment Affiliates involved in the investment opportunity up to the amount proposed to be invested by the Registered Fund, on the one hand, and the Co-Investment Affiliates, on the other hand. The applicable Investment Adviser will provide the Eligible Directors of the Registered Fund with information concerning each participating party’s available capital to assist the Eligible Directors with their review of the Registered Fund’s investments for compliance with these allocation procedures; and

(c)	After making the determinations required in conditions 1 and 2(a), the Registered Fund’s Investment Adviser will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by the Registered Fund and the participating Co-Investment Affiliate(s) in the aggregate, to the Eligible Directors of the Registered Fund for their consideration. The Registered Fund will co-invest with the Co-Investment Affiliates only if, prior to participating in the Potential Co-Investment Transaction, a Required Majority of the Registered Fund concludes that:

(i)	the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Registered Fund and its unitholders[14] and do not involve overreaching in respect of the Registered Fund or its unitholders on the part of any person concerned;

(ii)	the Potential Co-Investment Transaction is consistent with:

[14]	As used in this Application, “unitholders” includes any other equivalent designation of an owner of a Registered Fund.

(A)	the interests of the unitholders of the Registered Fund; and

(B)	the Registered Fund’s then-current Objectives and Strategies;

(iii)	the investment by the Co-Investment Affiliates would not disadvantage the Registered Fund, and participation by the Registered Fund would not be on a basis less advantageous than and would be substantially similar to that of the Co-Investment Affiliates; provided, that if any Co-Investment Affiliate, but not the Registered Fund, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A)	the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)	the applicable Investment Adviser agrees to, and does, provide periodic reports to the Registered Fund’s Board with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company, subject to any confidentiality or similar obligations; and

(C)	any fees or other compensation that any Co-Investment Affiliate or any affiliated person of any Co-Investment Affiliate receives in connection with the right of the Co-Investment Affiliate to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Co-Investment Affiliates (which may, in turn, share their portion with their affiliated persons) and the Registered Fund in accordance with the amount of each party’s investment; and

(iv)	the proposed investment by the Registered Fund will not benefit the Investment Advisers, any Co-Investment Affiliate or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (a) to the extent permitted by condition 13; (b) to the extent permitted by Section 17(e) of the 1940 Act; (c) indirectly, as a result of an interest in securities issued by one of the parties to the Co-Investment Transaction; or (d) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.	The Registered Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.	The applicable Investment Adviser will present to the Board, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the Co-Investment Affiliates during the preceding quarter that fell within the Registered Fund’s then-current Objectives and Strategies that were not made available to the Registered Fund and an explanation of why the investment opportunities were not offered to the Registered Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Registered Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff.

5.	Except for Follow-On Investments made in accordance with condition 8, the Registered Fund will not purchase interests in reliance on the Order from any issuer in which any Co-Investment Affiliate or any affiliated person thereof is an existing investor.

6.	The Registered Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be substantially the same for the Registered Fund and each participating Co-Investment Affiliate. The grant to a Co-Investment Affiliate, but not the Registered Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.

(a)	If any Co-Investment Affiliate elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by the Registered Fund in a Co-Investment Transaction, the applicable Investment Adviser will:

(i)	notify the Registered Fund of the proposed disposition at the earliest practical time; and

(ii)	the Investment Adviser will formulate a recommendation as to participation by the Registered Fund in the disposition.

(b)	The Registered Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Co-Investment Affiliates.

(c)

The Registered Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Registered Fund and each Co-Investment Affiliate in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board has approved as being in the best interests of the Registered Fund the ability to participate in such dispositions on a pro rata basis; and (iii) the Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Investment Adviser shall provide its written recommendation as to the Registered

Fund’s participation to the Eligible Directors, and the Registered Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Registered Fund’s best interests.

(d)	The Registered Fund and each Co-Investment Affiliate will bear their own expenses in connection with any such disposition.

8.

(a)	If a Co-Investment Affiliate desires to make a Follow-On Investment, the applicable Investment Adviser will:

(i)	notify the Registered Fund of the proposed Follow-On Investment at the earliest practical time; and

(ii)	the Investment Adviser will formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by the Registered Fund.

(b)	The Registered Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Registered Fund and each Co-Investment Affiliate in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board has approved as being in the best interests of the Registered Fund the ability to participate in Follow-On Investments on a pro rata basis. In all other cases, the Investment Adviser will provide its written recommendation as to the Registered Fund’s participation to the Eligible Directors, and the Registered Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Registered Fund’s best interests.

(c)	If, with respect to any Follow-On Investment:

(i)	the amount of the opportunity is not based on the Registered Fund’s and the Co-Investment Affiliates’ outstanding investments immediately preceding the Follow-On Investment; and

(ii)

the aggregate amount recommended by the Investment Adviser to be invested by the Registered Fund in the Follow-On Investment, together with the amount proposed to be invested by the applicable Co-Investment Affiliate in the same transaction, exceeds the amount of the opportunity, then the amount invested by the Registered Fund, on the one hand, and the Co-Investment Affiliates, on the other hand, will be allocated between them pro rata based on the ratio of the Registered Fund’s available capital in or for the asset class or asset being allocated, on the one hand, and the Co-Investment Affiliates’ capital available for investment, collectively, in or for the asset class or asset being allocated, on the other hand, to the aggregated available capital in or for the asset class or asset being allocated of the Registered Fund and all Co-Investment Affiliates involved in the Follow-On Investment up to the amount proposed to be invested by the Registered Fund, on the one hand, and the Co-Investment Affiliates, on the other hand.

(d)	The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9.	The Independent Directors will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by the Co-Investment Affiliates that the Registered Fund considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Registered Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Registered Fund of participating in new and existing Co-Investment Transactions.

10.	The Registered Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if the Registered Fund was a business development company and each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f).

11.	No Independent Director will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of any Co-Investment Affiliate.

12.	The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, except for expenses directly associated with a particular investor, which may be allocated to such investor,[15] be shared by the Registered Fund and the Co-Investment Affiliates in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be, except to the extent that the relative share of the Registered Fund or Co-Investment Affiliate, as the case may be, is assumed by the Investment Adviser under any arrangement with the Investment Adviser.

13.	Any transaction fee[16] (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) of the 1940 Act) received in connection with a Co-Investment Transaction will be allocated to the Registered Fund and the participating Co-

[15]	For example, expenses of an investor that are associated with compliance with the Employee Retirement Income Security Act of 1974, as amended, and the US Department of Labor regulations promulgated thereunder.
[16]	Applicants are not requesting and the Staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

Investment Affiliates on a pro rata basis, based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Investment Adviser pending consummation of the Co-Investment Transaction, the fee will be deposited into an account maintained by such Investment Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Registered Fund and the participating Co-Investment Affiliates based on the amounts they invest in such Co-Investment Transaction. None of the Co-Investment Affiliates, the Investment Advisers or any affiliated person of the Registered Fund or of the Co-Investment Affiliates will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (i) in the case of the Registered Fund and the Co-Investment Affiliates, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); (ii) to the extent permitted by Section 17(e) of the 1940 Act; (iii) in the case of the Investment Advisers, investment advisory or management fees (or equivalent) paid in accordance with the Advisory Agreements (or equivalent) with the applicable Registered Funds and the Co-Investment Affiliates; and (iv) any carried interest or performance-based fee paid to an Investment Adviser or General Partner17).

III.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Mark Duggan

AMG Funds LLC

600 Steamboat Road, Suite 300

Greenwich, Connecticut 06830

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Gregory C. Davis

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

[17]	“General Partner” means any general partner or equivalent of an Unregistered Fund.

IV.	CORPORATE ACTION

The Board has adopted resolutions, attached as Exhibit B, authorizing the Existing Registered Funds to file the Application with the Commission.

V.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary or appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

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Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

Keitha L. Kinne is authorized to sign and file this document on behalf of AMG Pantheon Fund, LLC pursuant to the authority granted to her as the Chief Operating Officer under the Limited Liability Company Agreement.

AMG Pantheon Fund, LLC

By:	/s/ Keitha L. Kinne
Name:	Keitha L. Kinne
Title:	Chief Operating Officer
Date:	March 15, 2016

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

Keitha L. Kinne is authorized to sign and file this document on behalf of AMG Pantheon Master Fund, LLC pursuant to the authority granted to her as the Chief Operating Officer under the Limited Liability Company Agreement.

AMG Pantheon Master Fund, LLC

By:	/s/ Keitha L. Kinne
Name:	Keitha L. Kinne
Title:	Chief Operating Officer
Date:	March 15, 2016

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As Managing Director of Pantheon Ventures (US) LP, T. Sheldon Chang is authorized to sign and file this document on behalf of Pantheon Ventures (US) LP.

Pantheon Ventures (US) LP

By:	/s/ T. Sheldon Chang
Name:	T. Sheldon Chang
Title:	Managing Director
Date:	March 15, 2016

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As the Designated Member of Pantheon Ventures (UK) LLP, John Morgan is authorized to sign and file this document on behalf of Pantheon Ventures (UK) LLP.

Pantheon Ventures (UK) LLP

By:	/s/ John Morgan
Name:	John Morgan
Title:	Designated Member
Date:	March 15, 2016

List of Attachments and Exhibits

Exhibit A

1.	Verification of AMG Pantheon Fund, LLC

2.	Verification of AMG Pantheon Master Fund, LLC

3.	Verification of Pantheon Ventures (US) LP

4.	Verification of Pantheon Ventures (UK) LLP

Exhibit B – Resolutions

EXHIBIT A-1

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

AMG Pantheon Fund, LLC

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, as amended, the undersigned states that she has duly executed the attached Application for an order for and on behalf of AMG Pantheon Fund, LLC (the “Fund”); that she is the Chief Operating Officer of the Fund; and that all actions taken by her and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Keitha L. Kinne
Name:	Keitha L. Kinne
Title:	Chief Operating Officer
Date:	March 15, 2016

EXHIBIT A-2

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

AMG Pantheon Master Fund, LLC

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, as amended, the undersigned states that she has duly executed the attached Application for an order for and on behalf of AMG Pantheon Master Fund, LLC (the “Fund”); that she is the Chief Operating Officer of the Fund; and that all actions taken by her and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Keitha L. Kinne
Name:	Keitha L. Kinne
Title:	Chief Operating Officer
Date:	March 15, 2016

EXHIBIT A-3

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

Pantheon Ventures (US) LP

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, as amended, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Pantheon Ventures (US) LP (the “Adviser”); that he is the Managing Director of the Adviser; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ T. Sheldon Chang
Name:	T. Sheldon Chang
Title:	Managing Director
Date:	March 15, 2016

EXHIBIT A-4

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

Pantheon Ventures (UK) LLP

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, as amended, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Pantheon Ventures (UK) LLP (the “Adviser”); that he is the Designated Member of the Adviser; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ John Morgan
Name:	John Morgan
Title:	Designated Member
Date:	March 15, 2016

Exhibit B – Resolutions

Authorization to File Exemptive Application under Section 17(d) and Rule 17d-1

RESOLVED:	That the Funds are hereby authorized to file with the U.S. Securities and Exchange Commission an application for an order under Section 17(d) of the 1940 Act, and Rule 17d-1 under the 1940 Act, and any amendments thereto, permitting certain joint transactions otherwise prohibited by Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act.